Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Bruce Nelson 1271 Avenue of the Americas, 44th Floor New York, NY 10020 US	2. Issuer Name and Ticker or Trading Symbol The Interpubublic Group of Companies, Inc. (IPG)		6. Relationship of Reporting Person(s) to Issuer Officer ________________________ EVP, Chief Marketing Officer
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 03/26/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date 3/26/2003

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/26/03		A		25,000	A	$9.64	66,375 (1)	D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options													183,500 (2)	D
Explanation of Responses
(1) Includes 60,000 restricted shares which are subject to forfeiture under certain circumstances; (2) This filing amends the original filing by cancelling the 3/26/03 grant of 30,000 stock options.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: Bruce S. Nelson	Date: 5/1/2003